

Mail Stop 3030

March 1, 2017

Via E-mail
Mary Jane Raymond
Chief Financial Officer and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re:** **II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 26, 2016**
> **Form 8-K filed January 24, 2017**
> **File No. 000-16195**

Dear Ms. Raymond:

We have reviewed your February 17, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2017 letter.

Form 8-K filed January 24, 2017

Exhibit 99-1

1.   Please refer to comment 4. We note that you concluded that the new IR&D investments do not represent normal recurring cash operating expenses necessary to operate the company's business this year due to the deep and compressed IR&D investment in a single year in a scalable high-volume manufacturing platform for optoelectronic materials and devices. However, throughout your filings, you disclose that your business is developing and manufacturing engineered materials, optoelectronic components and products, and that identifying new technologies, products and markets to meet evolving customer requirements is a key business strategy. As such, expenses on a new

technology such as the IR&D investments to develop and realize a new Optoelectronic Device Platform appears to be an integral part of your core business operations even if you do not currently generate revenue from this investment. The non-GAAP measures excluding IR&D investment costs for your new Optoelectronic Device Platform appear to exclude normal, recurring, cash operating expenses necessary to operate your business since a major part of your business is the development of both current and new products. Please refer to the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which are available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, and revise your non-GAAP measures in future filings to remove the adjustments excluding the new IR&D technology platform investment. Instead, consider disclosing to investors the portion of your research and development expense that is related to this specific project.

You may contact Andri Carpenter at (202) 551-3645 or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery